SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K


                [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                   For fiscal year ended December 31, 1998

                                     OR

              [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from          to



                      Commission file number 000-24312



          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            AGRI-NUTRITION GROUP LIMITED RETIREMENT SAVINGS PLAN



       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                             VIRBAC CORPORATION
                    (f/k/a AGRI-NUTRITION GROUP LIMITED)
                           3200 Meacham Boulevard
                            Fort Worth, TX 76137
                           Telephone 817-831-5030

                                 SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  AGRI-NUTRITION GROUP LIMITED
                                  RETIREMENT SAVINGS PLAN



Date:  December 21, 1999           By: /s/ LESLIE SISK
                                      -----------------------------------------
                                      Leslie Sisk, Acting Plan Administrator

                     Independent Auditors' Report



Plan Administrator
Agri-Nutrition Group Limited Retirement Savings Plan
St. Louis, Missouri

We were engaged to audit the financial statements and supplemental schedules of the Agri-Nutrition Group Limited Retirement Savings Plan as of December 31, 1998 and 1997, and for the years then ended. These financial statements and supplemental information are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan Administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note C, which was certified by Principal Life Insurance Company, the trustee of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedules. We have been informed by the Plan Administrator that the trustee holds the Plan's investment assets and executes investment transactions. The Plan Administrator has obtained a certification from the trustee as of and for the years ended December 31, 1998 and 1997, that the information provided to the Plan Administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplemental schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


SCHMERSAHL TRELAOR & CO., PC


October 14, 1999

             Agri-Nutrition Group Limited Retirement Savings Plan
                      STATEMENTS OF NET ASSETS AVAILABLE
                             FOR PLAN BENEFITS

                                                                              Years Ended December 31,
                                                                               1998               1997
ASSETS
   Investments, at fair value                                            $     4,138,022     $     3,444,940
   Loans to participants                                                           1,444                 113
   Employer's contribution receivable                                             10,466               1,633
   Employee's contribution receivable                                             15,373               3,265
                                                                         ---------------     ---------------
        Total Assets                                                     $     4,165,305     $     3,449,951
                                                                         ---------------     ---------------
     Net Assets Available for Plan Benefits                              $     4,165,305     $     3,449,951
                                                                         ===============     ===============

































              See accompanying notes to financial statements

              Agri-Nutrition Group Limited Retirement Savings Plan
                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                     FOR PLAN BENEFITS WITH FUND INFORMATION
                                December 31, 1998

                                                                        Participant Directed
                                                                                                      Agri-
                     Guaranteed     Money      Bond       Stock      Stock     T. Rowe              Nutrition
                      Interest     Market    Emphasis   Emphasis  Index 500    Price    Insurance     Stock
                        Fund        Fund       Fund       Fund       Fund       Fund     Policies     Fund       Other      Total
ADDITIONS
Additions to net assets attributed
 to:
  Investment Income
    Capital gains   $      --  $      --  $      --  $      --  $       --  $  13,275  $      --  $      10  $     --  $   13,285
    Interest and
     dividends          7,302         --         --         --          --         --     41,104         --       333      48,739
    Net investment
     income in
     pooled
     separate
     accounts              --     20,660     58,737     74,385      294,419    8,086          --         --     1,331     457,618
    Net
     (depreciation)
     in corporate
     debt                  --         --         --         --          --         --         --    (30,061)       --     (30,061)
                        7,302     20,660     58,737     74,385     294,419     21,361     41,104    (30,051)    1,664     489,581
                   ----------  ---------  ---------  ---------  ----------  ---------  ---------  ---------  --------  ----------
  Contributions
    Employer            4,431      9,802     18,387     28,009      42,015     11,164         --      2,523        --     116,331
    Employees          10,387     18,268     39,203     58,631      99,314     28,677         --      6,267        --     260,747
    Rollover               --         --         --         --          --         --         --         --        --          --
                   ----------  ---------  ---------  ---------  ----------  ---------  ---------  ---------  --------  ----------
   Total
    Additions          22,120     48,730    116,327    161,025     435,748     61,202     41,104    (21,261)    1,664     866,659
                   ----------  ---------  ---------  ---------  ----------  ---------  ---------  ---------  --------  ----------

DEDUCTIONS
Deductions
 from net assets
 attributed to:
  Participant
   withdrawals         58,937     161,487    98,211    100,323     188,265        132      1,735        572        --     609,662
  Administrative
   fees                   514      1,792      2,821      2,965       5,239        853        869         --        --      15,053
                   ----------  ---------  ---------  ---------  ----------  ---------  ---------  ---------  --------  ----------
   Total
    Deductions         59,451    163,279    101,032    103,288     193,504        985      2,604        572        --     624,715
                   ----------  ---------  ---------  ---------  ----------  ---------  ---------  ---------  --------  ----------

NET INCREASE
PRIOR TO
INTERFUND
TRANSFERS             (37,331)  (114,549)    15,295     57,737     242,244     60,217     38,500    (21,833)    1,664     241,944

INTERFUND
TRANSFERS/
MERGERS                13,538    378,588     45,661    (45,194)     54,057     14,077         --     (7,925)   20,608     473,410
                   ----------  ---------  ---------  ---------  ----------  ---------  ---------  ---------  --------  ----------

NET
INCREASE
(DECREASE)            (23,793)   264,039     60,956     12,543     296,301     74,294     38,500    (29,758)   22,272     715,354

Net assets
 available
 for benefits:
 Beginning
  of year             152,832    334,971    567,431    641,259     966,588    182,561    420,728    178,570     5,011   3,449,951
                   ----------  ---------  ---------  ---------  ----------  ---------  ---------  ---------  --------  ----------

 End of
  year             $  129,039  $ 599,010  $ 628,387  $ 653,802  $1,262,889  $ 256,855  $ 459,228  $ 148,812  $ 27,283  $4,165,305
                   ==========  =========  =========  =========  ==========  =========  =========  =========  ========  ==========


              Agri-Nutrition Group Limited Retirement Savings Plan
                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                     FOR PLAN BENEFITS WITH FUND INFORMATION
                                December 31, 1997


                                                                        Participant Directed
                                                                                                                            Agri-
                              Guaranteed    Money         Bond         Stock        Stock       T. Rowe                   Nutrition
                               Interest     Market      Emphasis     Emphasis     Index 500      Price      Insurance       Stock
                                 Fund        Fund         Fund         Fund         Fund         Fund       Policies        Fund

ADDITIONS
Additions to net assets attributed
 to:
  Investment Income
    Capital gains          $       158  $      223  $       143  $        72   $       321  $     4,391  $        --  $       (39)
    Interest and
     dividends                   8,082          --           --           --            --           --       35,009           --
    Net investment
     income in
     pooled separate
     accounts                       --      17,850       59,069       84,461       188,919        5,033           --           --
    Net (depreciation)
     in corporate
     debt                           --          --           --           --            --           --           --      (36,796)
                           -----------  ----------  -----------  -----------   -----------  -----------  -----------  -----------
                                 8,240      18,073       59,212       84,533       189,240        9,424       35,009      (36,835)

  Contributions
    Employer                     5,927      15,422       23,166       29,180        45,530       13,128       28,185        3,311
    Employees                   13,931      30,213       50,025       63,374       102,212       31,896           --        7,255
    Rollover                        --          --          341          852           170          170           --          170
                           -----------  ----------  -----------  -----------   -----------  -----------  -----------  -----------
         Total additions        28,098      63,708      132,744      177,939       337,152       54,618       63,194      (26,099)
                           -----------  ----------  -----------  -----------   -----------  -----------  -----------  -----------

DEDUCTIONS
Deductions from
 net assets
 attributed to:
  Participant
   withdrawals                     258      27,670        1,594        6,768        91,041       23,738       22,821        9,954
  Administrative
   fees                            187         671          834          918         1,151          139        2,003          342
                           -----------  ----------  -----------  -----------   -----------  -----------  -----------  -----------
         Total deductions          445      28,341        2,428        7,686        92,192       23,877       24,824       10,296
                           -----------  ----------  -----------  -----------   -----------  -----------  -----------  -----------

         NET INCREASE PRIOR
          TO INTERFUND
          TRANSFERS             27,653      35,367      130,316      170,253       244,960       30,741       38,370      (36,395)

INTERFUND TRANSFERS/
 MERGERS                       119,431     122,088      212,903      295,537       589,974      140,710      382,358       46,688
                           -----------  ----------  -----------  -----------   -----------  -----------  -----------  -----------

         NET INCREASE
          (DECREASE)           147,084     157,455      343,219      465,790       834,934      171,451      420,728       10,293

Net assets available
 for benefits:
  Begininng of year              5,748     177,516      224,212      175,469       131,654       11,110           --      168,277
                           -----------  ----------  -----------  -----------   -----------  -----------  -----------  -----------
  End of year              $   152,832  $  334,971  $   567,431  $   641,259   $   966,588  $   182,561  $   420,728  $   178,570
                           ===========  ==========  ===========  ===========   ===========  ===========  ===========  ===========

                 Agri-Nutrition Group Limited Retirement Savings Plan
                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                  FOR PLAN BENEFITS WITH FUND INFORMATION (continued)
                                      December 31, 1997


                                                                Participant Directed

                                         Growth         Balanced
                                          Fund            Fund            GIC           Other          Total
ADDITIONS
Additions to net assets attributed to:
   Investment Income                  $          --  $          --   $          --  $              $     5,269
     Capital gains                               --             --             158            106       43,355
     Interest and dividends                  24,428         11,755             839        (46,075)     346,279
     Net investment income in
      pooled separate accounts                   --             --              --             --      (36,796)
     Net (depreciation) in
      corporate debt                         24,428         11,755             997        (45,969)     358,107
                                      -------------  -------------   -------------  -------------  -----------

   Contributions
     Employer                                    --             --              --             --      163,849
     Employees                                   --             --              --             --      298,906
     Rollover                                    --             --              --             --        1,703
                                      -------------  -------------   -------------  -------------  -----------
         Total additions                     24,428         11,755             997        (45,969)     822,565
                                      -------------  -------------   -------------  -------------  -----------

DEDUCTIONS

Deductions from net assets attributed to:
   Participant withdrawals                       --             --              --          1,982      185,826
   Administrative fees                           --             --              --             --        6,245
                                      -------------  -------------   -------------  -------------  -----------
         Total deductions                        --             --              --          1,982      192,071
                                      -------------  -------------   -------------  -------------  -----------

         NET INCREASE PRIOR
          TO INTERFUND
          TRANSFERS                          24,428         11,755             997        (47,951)     630,494

INTERFUND TRANSFERS/
 MERGERS                                   (828,192)      (484,906)       (211,744)       (16,584)     368,263
                                      -------------  -------------   -------------  -------------  -----------

         NET INCREASE
          (DECREASE)                       (803,764)      (473,151)       (210,747)       (64,535)     998,757

Net assets available for benefits:
   Begininng of year                        803,764        473,151         210,747         69,546    2,451,194
                                      -------------  -------------   -------------  -------------  -----------
   End of year                        $          --  $          --   $          --  $       5,011  $ 3,449,951
                                      =============  =============   =============  =============  ===========

           Agri-Nutrition Group Limited Retirement Savings Plan
                        NOTES TO FINANCIAL STATEMENTS
                         December 31, 1998 and 1997

A.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The accounting records of the Agri-Nutrition Group Limited Retirement Savings Plan (the "Plan") are maintained on the accrual basis.

         Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and
         disclosures.   Accordingly,   actual  results  may  differ  from  those
         estimates.

         Investments

         The investments of the Plan are maintained in pooled separate accounts held by The Principal Life Insurance Company. A pooled separate account contains assets of two or more unrelated plans which are invested together with each plan having units of participation. In accordance with Department of Labor regulations, the Plan has attached the most recent statement of assets and liabilities of the pooled separate accounts to the Federal Form 5500 required to be filed by the Plan.

         All investments are stated at fair value based upon quoted market prices at December 31, 1998 and 1997.

         Concentration of Credit Risk

         Financial instruments which potentially subject the Plan to a concentration of credit risk consist primarily of investments. The Plan maintains its investments with high credit financial institutions in various collective investment funds.

B.       DESCRIPTION OF PLAN

         The Plan, established on September 9, 1993 and restated on October 1, 1997, is a defined contribution plan covering all employees of Agri-Nutrition Group Limited and participating companies (PM Resources, Zema Corporation and St. Jon Laboratories) (the "Company"), who meet the eligibility provisions of the Plan. The Plan meets the eligibility requirements of a 401(k) plan under the Internal Revenue Code. The Company has been designated as Plan Administrator.

               Agri-Nutrition Group Limited Retirement Savings Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997
                                  (Continued)

B.       DESCRIPTION OF THE PLAN (Continued)

         The Plan covers all employees of the Company who were employees on the effective date of the Plan, September 9, 1993. All employees who have attained the age of 18 and have completed six consecutive months of service are eligible to participate in the Plan. Participant contributions are fully vested at all times. The Plan provides for vesting of the Company's matching and discretionary contributions according to the following schedule: after one year of service, 33%; after two years of service, 67%; and after three years of service, 100%.

         Each participant may elect to contribute up to 15 percent of their eligible compensation, as defined in the Plan, in increments of one percent, with the right to increase or decrease their rate of basic contribution or investment percentage of each fund on the first day of each month.

         The Company contributes to the Plan an amount equal to one-half of participant contributions, not to exceed four percent of the participant's eligible compensation. In addition, the Plan accepts qualified rollover contributions from participants. Rollover contributions comprised $0 of 1998 and $1,703 of 1997 participants' contributions.

         In addition to the Company's matching contribution, the Company may make a discretionary contribution to the Plan out of its accumulated earnings or current profits as decided by the Board of Directors. The Company's discretionary contribution is allocated to the participants based on their eligible compensation as a percentage of total compensation. No discretionary contributions were made in 1998 or 1997.

         Each participant may designate, in one percent increments, the percentage of participant and Company matching contributions allocable to their account which is to be invested in the Guaranteed Interest Fund, Money Market Fund, Bond Emphasis Balanced Fund, Stock Emphasis Balanced Fund, Stock Index 500 Fund, T. Rowe Price New Horizons Fund, and Agri-Nutrition Stock.

         If a participant terminates employment prior to becoming fully vested, the forfeited portions of the Company's discretionary contributions are allocated to the remaining participants on the basis of their compensation.

         Retiring participants, participants leaving the employment of the Company due to disabling illness or injury, and participants whose employment is terminated prior to retirement, disability or death will receive the vested balance in their individual account in a lump sum payment or in approximate equal annual or monthly installments over a period of time based upon the written election of the participant for participant's accounts greater than $3,500. Payment of benefits for participant's accounts of $3,500 or less are disbursed in a lump sum. Upon death, a participant's account will be distributed to the designated beneficiary at his election in the manner described above.

              Agri-Nutrition Group Limited Retirement Savings Plan
                       NOTES TO FINANCIAL STATEMENTS
                        December 31, 1998 and 1997
                               (Continued)

B.       DESCRIPTION OF THE PLAN (Continued)

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the rights of participants to benefits accrued to the date of termination will be nonforfeitable.

         Any active employee may apply for a loan from the Plan. The minimum loan amount is $1,000 and the maximum total dollar amount may not exceed $50,000. The loans may not exceed the lesser of 50% of the participant's nonforfeitable accrued benefit or 100% of vested participant contributions and income. The security for each loan shall be an irrevocable Pledge and Assignment of the nonforfeitable participant's accrued benefit with a repayment term of 60 months or less. Only one loan per participant may be outstanding in any twelve-month period.

C.       INVESTMENTS

         The Plan investments are held by a mutual life insurance company in pooled separate accounts. Financial information relating to those investments is included in the accompanying financial statements based on information provided by The Principal Life Insurance Company. That information, which has not been examined by independent auditors, is summarized as follows:


                                       Fair Value                                                    Fair Value
                                      at Beginning      Purchases/                   Investment        At End
                                         Of Year         Transfers        Sales        Results         Of Year
1998
Guaranteed Interest Fund             $       152,832  $      28,983   $     (60,078) $     7,302  $     129,039
Money Market Fund                            334,971        937,735        (694,356)      20,660        599,010*
Bond Emphasis Fund                           567,431        206,591        (204,372)      58,737        628,387*
Stock Emphasis Balanced Fund                 641,259        111,138        (172,980)      74,385        653,802*
Stock Index 500 Fund                         966,588        340,433        (338,551)     294,419      1,262,889*

T. Rowe Price Fund                           182,561         95,153         (28,945)       8,086        256,855*
Insurance Policies                           420,728             --          (2,603)      41,103        459,228*
Agri-Nutrition Stock                         178,570         32,520         (32,185)     (30,093)       148,812
                                     ---------------  -------------   -------------  -----------  -------------

                                     $     3,444,940  $   1,752,553   $  (1,534,070) $   474,599  $   4,138,022
                                     ===============  =============   =============  ===========  =============

              Agri-Nutrition Group Limited Retirement Savings Plan
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997
                               (Continued)


                                       Fair Value                                                    Fair Value
                                      at Beginning      Purchases/                   Investment       At End
                                         Of Year         Transfers        Sales        Results         Of Year
1997
Guaranteed Interest Fund             $         5,748  $     145,095   $      (6,093) $     8,082  $     152,832
Money Market Fund                            177,516        310,527        (170,922)      17,850       334,971*
Bond Emphasis Fund                           224,212        365,620         (81,470)      59,069       567,431*
Stock Emphasis Balanced Fund                 175,469         403,051        (21,722)      84,461       641,259*
Stock Index 500 Fund                         131,654        777,289        (131,274)     188,919       966,588*

T. Rowe Price Fund                            11,110        197,518         (31,100)       5,033       182,561*
Insurance Policies                                --        410,543         (24,824)      35,009       420,728*
Agri-Nutrition Stock                         168,277         66,973         (19,884)     (36,796)      178,570*
Growth Fund                                  803,764             --        (828,192)      24,428             --
Bond Fund                                    473,151             --        (484,906)      11,755             --
GIC                                          210,747             --        (211,744)         997             --
                                     ---------------  -------------   -------------  -----------  -------------
                                     $     2,381,648  $   2,676,616   $  (2,012,131) $   398,807  $   3,444,940
                                     ===============  =============   =============  ===========  =============

* The fair value of the individual investment exceeded five percent of the Plan's net assets at the end of the respective year.

D.       TAX STATUS OF PLAN

         The Internal  Revenue  Service has ruled that the Plan qualifies  under
         Section 401(k) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. The Plan obtained its latest determination letter on May 12, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

E.       PLAN MERGER

         Subsequent to Plan year end, Agri-Nutrition Group Limited merged with a U.S. subsidiary of a French manufacturer (the "Acquiring Company") to form a new company. Management of the Acquiring Company has expressed their intention to merge the existing pension plan of the Acquiring Company with the Plan in the future.